Group Nine Acquisition Corp.

568 Broadway, Floor 10

New York, New York 10012

January 11, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Todd K. Schiffman, Pam Long

Office of Real Estate & Construction

Re:	Group Nine Acquisition Corp.

Form S-1/A

Filed January 6, 2021

File No. 333-251560

Ladies and Gentlemen:

This letter sets forth the responses of Group Nine Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 11, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Form S-1 filed with the Commission on January 6, 2021 (as so amended, the “S-1”).

Concurrently with the submission of this letter, we are filing Amendment No. 2 to the S-1 (the “S-1/A No. 2”).

For your convenience, we have reproduced each comment from the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to the S-1/A No. 2 unless otherwise stated. Capitalized terms used but not defined herein have the meanings given to such terms in the S-1/A No. 2.

Form S-1 filed January 6, 2021

Our warrant agreement will designate the courts of the State of New York…44, page 44

1.	We note the disclosures here and in the Warrant Agreement are silent with respect to actions under the Securities Act. Please specifically reference whether such actions are covered.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 4.4, Section 9.3 and the S-1/A No. 2 accordingly. Please see page 22 of Exhibit 4.4 and page 44 of the S-1/A No. 2 for the relevant revision.

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Securities and Exchange Commission

January 11, 2021

Please direct any questions or comments regarding this correspondence to our counsel, Peyton Worley of Latham & Watkins LLP, at (212) 906-1282.

Very truly yours,

Group Nine Acquisition Corp.

By:	/s/ Sean Macnew
Name: Sean Macnew
Title: Chief Financial Officer

Cc:	Ben Lerer, Group Nine Acquisition Corp.

Brian Sugar, Group Nine Acquisition Corp.

Ian Schuman, Latham & Watkins LLP

Peyton Worley, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP